

March 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of M3-Brigade Acquisition II Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant

- Class A common stock included as part of the units

- Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

Sincerely,

Ben Sayre